EXHIBIT 21

RAYTHEON COMPANY SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Ownership Percentage
Amber Engineering, Inc.	California	100%

Raytheon Aircraft Holdings, Inc.	Delaware	100%

Raytheon Technical Services Company, LLC	Delaware	100%

The Company has additional operating subsidiaries, which considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary.